--------                               -----------------------------
 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16. Form 4    Expires: September 30, 1998
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   Feinberg,        Larry                  N.
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   c/o Oracle Partners, L.P.
   712 Fifth Avenue, 45th Floor
- ----------------------------------------------------
                   (Street)

   New York,        New York              10019
- ----------------------------------------------------
   (City)           (State)               (Zip)

- ----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Texas Biotechnology Corporation
   TXB
- ----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ----------------------------------------------------------------------------
4. Statement for Month/Year

   12/99
- ----------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

- ----------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [x] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)



- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
----------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)            action     action         or Disposed of (D)
                         Date       Code           (Instr. 3, 4 and 5)
                         (Month/    (Instr. 8)  --------------------------
                          Day/      -----------    Amount   (A) or   Price
                          Year)     Code    V               (D)

----------------------------------------------------------------------------
----------------------------------------------------------------------------
Common Stock            12/17/99      P            20,000    A(3)   $5.5478
----------------------------------------------------------------------------
Common Stock            12/31/99      P            50,000    A(4)    7.9375
----------------------------------------------------------------------------
Common Stock              NONE
----------------------------------------------------------------------------

----------------------------------------------------------------------------



----------------------------------------------------------------------------
  5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
  Owned at End     (I) (Instr. 4)      Ownership
  of Month                             (Instr. 4)
  (Instr. 3
   and 4)
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  3,502,324               I                (1)
----------------------------------------------------------------------------
  3,502,324               I                (1)
----------------------------------------------------------------------------
    134,900               D                (2)
----------------------------------------------------------------------------

----------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE
Instruction 4(b)(v).



                                                                       (Over)
                                                              SEC 1474 (7-96)
                                                                  Page 1 of 2

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac- 4. Transac-  5. Number of
   Security (Instr. 3)    sion or    tion Date   tion Code    Derivative
                          Exercise   (Month/     (Instr. 8)   Securities
                          Price of    Day/     ------------   Acquired (A)
                          Deriv-      Year)      Code  V      or Disposed
                          ative                               of (D) (Instr.
                          Security                              3, 4, and 5)
                                                               -------------
                                                                (A)      (D)
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------



----------------------------------------------------------------------------
6. Date Exer-       7. Title and Amount  8. Price of
cisable and         of Underlying        Derivative
Expiration Date     Securities           Security
(Month/Day/         (Instr. 3 and 4)     (Instr. 5)
Year)               -------------------
------------------           Amount or
Date     Expira-      Title  Number of
Exer-    tion                Shares
cisable  Date
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------



----------------------------------------------------------------------------
9. Number of     10. Ownership     11. Nature of
   Derivative        Form of           Indirect
   Securities        Derivative        Beneficial
   Beneficially      Security:         Ownership
   Owned at          Direct (D) or     (Instr. 4)
   End of Month      Indirect (I)
   (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

----------------------------------------------------------------------------

Explanation of Responses

(1) The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (2,050,900 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (565,900 shares), GSAM Oracle Investments, Inc. ("GSAM Investments") (710,624 shares), Oracle Offshore Limited ("Oracle Offshore") (119,900 shares), The Feinberg Family Foundation (the "Foundation") (20,000 shares) and Oracle Management Company Employee Retirement Account (the "Retirement Plan") (30,000 shares). Oracle Investment Management, Inc. (the "Investment Manager") serves as investment manager to and has investment discretion over the securities held by GSAM Investments, Oracle Offshore and the Retirement Plan. The undersigned is the general partner of Oracle Partners and Oracle Institutional, the trustee of the Foundation, and the sole shareholder and president of the Investment Manager. In accordance with Instruction 4(b)(iii), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore, the Foundation and the Retirement Plan is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Act"), except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore, the Foundation and the Retirement Plan.

Also included are 5,000 shares of Common Stock owned by Mr. Joel Liffman, an investment professional employed by the Investment Manager. This filing shall not be deemed an admission that the undersigned is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Mr. Joel Liffman.

(2) The 134,900 shares of Common Stock to which this note relates are held directly by the undersigned.

(3) The shares of Common Stock to which this note relates were acquired by the Foundation (10,000 shares) and the Retirement Plan (10,000 shares).

(4) The shares of Common Stock to which this note relates were acquired by Oracle Partners (36,400 shares), GSAM Investments (11,100 shares) and Oracle Offshore (2,500 shares).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                             /s/ Larry N. Feinberg                   1/10/00
                             ------------------------------------    --------
                            **Signature of Reporting Person            Date

                                                                  Page 2 of 2